Nationwide Financial Solutions, Inc.
3231 S. Country Club Way, Suite 102
Tempe, Arizona 85282
(480) 820-9766

April 21, 2005

Via Facsimile Transmission
To (202) 942-9516
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street NW
Washington, D.C. 20549

RE:	Nationwide Financial Solutions, Inc.; Form SB-2 File Number 333-120428
Attn:	William Bennett Mail Stop 0511

Dear Mr. Bennett:

        On behalf of Nationwide Financial Solutions, Inc. (the "Company"), we herewith request acceleration of the effective date of the offering to April 21, 2005 at 4:30 PM Eastern Daylight Time, or as soon as practicable thereafter.

        We acknowledge that:

  •
  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  We may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ DARREN R. DIERICH Darren R. Dierich Chief Financial Officer

GA/jp